51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Qwick Media Inc. (the “Company”)
104 – 8331 Eastlake Drive
Burnaby, BC  V5A 4W2

Item 2   Date of Material Change

December 5, 2018

Item 3   News Release

The news release was disseminated on December 5, 2018 through Market News and Stockwatch.

Item 4   Summary of Material Change

The Company announced that Kevin Kortje has resigned as the chief financial officer of the Company, effective as of December 5, 2018.

The Company is actively looking for a new chief financial officer.

Item 5   Full Description of Material Change

5.1          Full Description of Material Change

The material change is fully described in Item 4 above and in the attached News Release.

5.2          Disclosure for Restructuring Transactions

N/A

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7   Omitted Information

None

Item 8   Executive Officer

Ross Tocher
CEO
Phone: 604.818.4909

Item 9   Date of Report

December 5, 2018

QWICK MEDIA INC.
CSE (CNSX): SNP
OTC: QWICKF
NEWS RELEASE

QWICK MEDIA ANNOUNCES RESIGNATION OF CFO

Vancouver, BC, December 5, 2018 –Qwick Media Inc. (CSE/CSNX: QMI; OTC: QWICKF) (the “Company”) announces that Kevin Kortje has resigned as the chief financial officer of the Company, effective as of December 5, 2018.

The Company is actively looking for a new chief financial officer.

QWICK MEDIA INC.

For further information, please contact:
Ross Tocher
CEO
604-818-4909

The CSE has neither approved nor disapproved the contents of this news release.